Mezabay International Inc.
(formerly, Cardtrend International Inc.)
800 5th Avenue
Suite 4100
Seattle WA 98104

December 09, 2009

Ms. Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:  Mezabay International, Inc. (File No. 0-30013)
(formerly, Cardtrend International, Inc.)
Your Comment Letter dated November 23, 2009

Dear Ms. Thompson,

We refer to your comment letter dated November 23, 2009 (“Comment Letter”) which was redirected to the office of the undersigned in Malaysia from our office in Seattle on December 8, 2009. As we require our auditors to review the financial statements and related matters for filing our amended Form 8K in response to your comment #2, we regret to inform you that we would only be able to provide you with a complete set of our responses to your comments by December 21, 2009.

Thank you in anticipation of your understanding.  Should you have any questions or further comments regarding our response, please contact the undersigned at +6012 2312437 (Mobile number) or + 603 92056111 (fax number).  If you wish to correspond by mail, our mailing address in the United States is 800 5th Avenue, Suite 4100, Seattle, WA   98104.

Furthermore, we acknowledge that we are responsible for the adequacy and accuracy of the disclose in our filings; that the SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filings, and that we may not assert the comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

THUM MAY YIN
Thum May Yin
Chief Financial Officer